Silver Elephant Announces Sale of its Non Core Titan
Project for an Aggregate of $1,290,000 in Cash and Cachee Shares

Vancouver, British Columbia, August 9, 2023 - Silver Elephant Mining Corp. ("Silver Elephant" or "the Company") (TSX: ELEF, OTCQX: SILEF, Frankfurt:1P2) is pleased to announce the closing of sale of the Company's Titan vanadium-iron-titanium project ("Titan Project") in Ontario to Cachee Gold Mines Corp. ("Cachee") and Cachee's subsidiary Osprey Advanced Materials Corp.

To acquire the Titan Project, Cachee paid Silver Elephant an aggregate of approximately $1.29 million, comprised of the following: i) $231,000 in cash; and ii) issued 13,283,801 common shares in the capital of Cachee ("Shares"), valued at a price of $0.08 per Share, being the last financing price of Cachee. In addition, Cachee granted to Silver Elephant a net smelter royalty ("NSR") equal to 0.5% applicable after the commencement of commercial production if the V205 Flake 98% price per pound exceeds US$12.00/lb. NSR may be purchased back by Cachee at any time for $500,000 in cash. The number of Shares issued to Silver Elephant in connection with the transaction, equals 19.99% of total issued and outstanding Shares as of the date hereof. The Shares issued to Silver Elephant are subject to certain contractual and regulatory resale restrictions. Furthermore, Cachee granted to Silver Elephant a pre-emptive right for a period of 18 months from the closing date to participate in future equity financings of Cachee to maintain its 19.99% interest in Cachee.

John Lee, Chairman and CEO of Silver Elephant Mining Corp. commented:

"Working with Alex and his team at Cachee has been a top-notch experience. We are confident Cachee will make great strides with Titan Project."

About the Titan Project

The Titan vanadium-iron-titanium project is located at Flett and Angus Townships, 120 kilometres northeast of Sudbury, Ontario. The Titan Project consists of 262 contiguous hectares comprising 17 patented claims, with access to water, roads and electrical power.

About Cachee Gold Mines Corp.

Cachee Gold Mines Corp. is a private mineral exploration company headquartered in Toronto. Cachee's leadership team is comprised of seasoned individuals with a track record in mining, technology, life sciences and finance.

For more information

Alex Storcheus, Chief Executive Officer

Cachee Gold Mines Corp.

+1.416.777.6165

alex.storcheus@ospreyminerals.ca

About Silver Elephant Mining Corp.

Silver Elephant Mining Corp. is a premier silver mining and exploration company, with its flagship Pulacayo silver project in Bolivia.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

John Lee
CEO and Executive Director

For more information about Silver Elephant, please contact Investor Relations:
+1.604.569.3661 ext. 101
info@silverelef.com / www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements and Reader Advisory

Certain statements contained in this or other news release, including, but not limited to, statements with respect to the debt settlements, the terms of the debt settlements, and the completion of the debt settlements, among other things, and statements which may contain words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "targets", or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management's expectations regarding either of Silver Elephant's future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on Silver Elephant's forward-looking statements. Silver Elephant believe that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable based on information available to it, but no assurance can be given that these expectations will prove to be correct. In addition, although Silver Elephant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Silver Elephant undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.